FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 19, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

Petrobras Energía S.A., Company controlled by Petrobras Energía Participaciones S.A., has issued the following press release:

PUBLIC OFFERING OF NOTES
IN AN AMOUNT OF UP TO US$ 300 MILLION

Buenos Aires, April 18, 2007. Petrobras Energía S.A. announces that it resolved to make a public offering of Series S Notes in an amount of up to US$ 300 million due ten years from the date of issue, in accordance with a resolution adopted by the Board of Directors on March 6, 2007.

Information about interest coupon, interest maturity and investor’s return will be provided based on the indications of interest received by the Company during the term established to such effect. Proceeds of the notes will be applied to: (i) working capital; and/or (ii) investments in tangible assets located in Argentina; and/or (iii) debt refinancing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/19/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney